RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.mrl.in

RECEIVED
2007 JUL 16 A 7:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 10, 2007

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

07025221

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated July 10, 2007 intimating the date of the board meeting for considering the Unaudited Financial Results for the quarter ended June 30, 2007.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

PROCESSED
JUL 17 2007
THOMSON FINANCIAL

dw 7/16

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 10, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

Dear Sirs,

Sub: Unaudited Financial Results (Provisional) for the quarter ended June 30, 2007

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Wednesday, July 18, 2007, inter alia, to consider and take on record the Unaudited Financial Results (Provisional) of the Company for the quarter ended June 30, 2007.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 10, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub: Unaudited Financial Results (Provisional) for the quarter ended June 30, 2007

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Wednesday, July 18, 2007, inter alia, to consider and take on record the Unaudited Financial Results (Provisional) of the Company for the quarter ended June 30, 2007.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

END